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                                                                       EXHIBIT 1

Friday March 1, 7:31 am Eastern Time
Press Release

Global-Tech Appliances Reports Third Quarter Results

HONG KONG--(BUSINESS WIRE)--March 1, 2002--Global-Tech Appliances Inc. (NYSE -
GAI) announced today its net sales and earnings for the third quarter of fiscal 2002 ended December 31, 2001.

Net sales for the third quarter of fiscal 2002 were $19.5 million compared to $29.8 million for the third quarter of fiscal 2001. Net income for the third quarter of fiscal 2002 was $1.0 million, or $0.09 per share, compared to $2.8 million, or $0.23 per share, in the third quarter of fiscal 2001. Results for the third quarter of fiscal 2002 included the operations of Lite Array, Inc., a flat-panel display business in which the Company acquired a controlling interest effective May 31, 2001.

Net sales for the nine months ended December 31, 2001 were $67.6 million compared to $84.9 million for the first nine months of the prior fiscal year. Net income for the first three quarters of fiscal 2002, which included the results of Lite Array, declined to $5.5 million, or $0.46 per share, compared with $8.6 million, or $0.71 per share, in the same prior year period.

John C.K. Sham, President and Chief Executive Officer, stated: "Our traditional small appliance business continues to be negatively affected as fewer and fewer financially secure customers participate in the business. While we made steady progress at Lite Array by achieving consistent production in the quarter, delays in securing orders for that business resulted in losses which adversely impacted the quarter by $0.5 million, or $0.04 per share, and the nine months by $0.7 million, or $0.06 per share."

Mr. Sham continued, "As we have previously stated, if adequate returns are not achieved from our current business, we plan to devote our resources to other product categories. Our recent acquisition of heat engine technology is an area of considerable promise. The Company has reallocated and reorganized its engineering and development resources and intends to concentrate on a number of innovative products and product categories outside of the small appliance arena and on expanding the Company's floor care business."

Mr. Sham concluded, "Internally, we have implemented further cutbacks and are being diligent in controlling costs to maintain profitability. Circumstances have clearly demonstrated the importance of changing our focus and diversifying the Company into a manufacturer of technology-oriented products. The progress is proceeding as planned and we believe that it will pay off in the near future."

Global-Tech is an original designer, manufacturer, and marketer of a wide range of small household appliances in four primary product categories: kitchen appliances; garment care products; travel products and accessories; and floor care products. The Company's products are marketed by its customers under brand names such as Black & Decker(R), DeLonghi(R), Dirt Devil(R), Hamilton Beach(R), Krups(R), Morphy Richards(R), Moulinex(R), Mr. Coffee(R), Proctor-Silex(R), Sunbeam(R), and West Bend(R).

Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations

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of such words and similar expressions are intended to identify such forward looking statements. These forward looking statements are subject to risks and uncertainties, including but not limited to, the impact of competitive products and pricing, the financial condition of the Company's customers, product demand and market acceptance, the success of new product development, reliance on key strategic alliances, availability and cost of raw materials, the timely and proper execution of certain business plans, currency fluctuations, uncertainties associated with investments, the regulatory environment, fluctuations in operating results, the impact of changing global, political and economic conditions and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission including its most recent Report on Form 20-F.

                  GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME

           (Amounts expressed in thousands of United States dollars)

                                 Three Months Ended        Nine Months Ended
                                    December 31,            December 31,
                               --------------------    -----------------------
                                 2001         2000       2001          2000
                               --------     -------     -------      --------
                             (unaudited)  (unaudited)  (unaudited) (unaudited)

                                    (in thousands, except per share data)
Net sales                     $ 19,488      $ 29,755    $ 67,578     $ 84,881
Cost of goods sold             (14,785)      (23,370)    (51,516)     (66,322)
                              --------      --------    --------     --------
Gross profit                     4,703         6,385      16,062       18,559
Selling, general and
 administrative
 expenses                       (3,374)       (4,475)    (11,359)     (12,292)
Share of losses
 in joint venture                 (540)            -        (741)           -
                              --------      --------    --------     --------
Operating income                   789         1,910       3,962        6,267
Other income, net                  194         1,045       1,630        2,781
                              --------      --------    --------     --------
Income before
 income taxes                      983         2,955       5,592        9,048
Provision for
 income taxes                      (93)         (169)       (397)        (490)
                              --------      --------    --------     --------
Income before
 minority interests                890         2,786       5,195        8,558
Minority interests                 150             -         336            -
                              --------      --------    --------     --------
Net income                    $  1,040      $  2,786    $  5,531     $  8,558
                              ========      ========    ========     ========
Net income per
 common share                 $   0.09      $   0.23    $   0.46     $   0.71
                              ========      ========    ========     ========

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
Weighted average
 number of shares
 outstanding           12,138       12,136      12,138      12,134
                     ========      =======     =======    ========

                  GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
            (Amounts expressed in thousands of United States dollars)

                                             December 31,        March 31,
                                             ------------       -----------
                                                 2001               2001
                                             ------------       -----------
                                              (unaudited)        (audited)
                                             ------------       -----------
                                                      (in thousands)
               ASSETS
Current assets:
     Cash and cash equivalents                  $ 49,081          $  28,489
     Short-term investments                        7,661             31,221
     Interests in joint venture                    5,983                  -
     Accounts receivable, net                     11,070              9,390
     Deposits, prepayments
      & other assets                               3,078              9,160
     Inventories, net                             10,976             14,898
                                             -----------        -----------
        Total current assets                      87,849             93,158

Property, plant and equipment                     37,497             38,493
Goodwill (Note 1)                                  4,845                  -
Intangible assets                                  1,835                 13
Loan to a director                                   307                384
                                             -----------        -----------
         Total assets                           $132,333          $ 132,048
                                             ===========        ===========

   LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Short-term bank borrowings                       78                  -
     Current portion of
       long-term bank loans                          795              1,139
     Accounts payable                              5,878             14,007
     Advance payments from customers                 177                184
     Accrued expenses                              5,300              3,737
     Income tax provision                          3,408              3,014
                                            ------------        -----------
      Total current liabilities                   15,636             22,081
Long-term bank loans                                 402                908
Minority interests                                 1,163                  -
                                            ------------        -----------

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
        Total liabilities                          17,201            22,989
                                             ------------       -----------

Shareholders' equity:
    Common stock, par value $0.01;
     50,000,000 shares authorized;
     12,830,000 shares issued as of
     December 31, 2001 and
     March 31, 2001                                   128               128
     Additional paid-in capital                    81,662            81,662
     Retained earnings                             37,980            32,456
     Accumulated other
      comprehensive deficit                           (14)             (550)
                                             ------------       -----------
                                                  119,756           113,696

     Less:  Treasury stock, at cost                (4,624)           (4,637)
                                             ------------       -----------
         Total shareholders' equity               115,132           109,059
                                             ------------       -----------
         Total liabilities and
          shareholders' equity               $    132,333       $   132,048
                                             ============       ===========

(Note 1)
The amount represented the excess of cost over fair value of net assets acquired of Global Lite Array (BVI) Limited ("Lite Array") on May 31, 2001. On that day, Global-Tech Appliances Inc. entered into an agreement to acquire 76.75% of the outstanding shares of Lite Array. Total consideration for 76.75% of the outstanding shares of Lite Array was approximately $9.8 million.

Management has assessed the fair value of the purchase consideration of approximately $9.8 million and the fair value of the net assets acquired and liabilities assumed of Lite Array based on their best estimates at the acquisition date. The fair value of the 76.75% of the net assets acquired is approximately $4.9 million. Since the formal appraisal process of the net assets acquired and liabilities assumed of Lite Array has not yet been completed as of December 31, 2001, the allocation of purchase consideration and the excess of cost over fair value of net assets acquired are subject to change upon the finalization of the appraisals.

------------------
Contact:
  Global-Tech USA, Inc., New York
  Brian Yuen, 212/683-3320
  Web Page: http://www.businesswire.com/cnn/gai.shtml
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